October 13, 2010

VIA EDGAR AND FACSIMILE

Mr. Jeff Jaramillo, Accounting Branch Chief
Division of Corporation Finance
Untied States Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC  20549-6010

Re:	On Track Innovations Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2009
Filed March 31, 2010
Form 6-K filed August 9, 2010
File No. 000-49877

Dear Mr. Jaramillo:

The purpose of this letter is to respond to your letter of September 16, 2010 with respect to the above-captioned filings.  For ease of reference, our responses are keyed to your comments (inserted in italic font).

Form 20-F for the Fiscal Year Ended December 31, 2009

L. Revenue recognition, page F-15

1.
We note the disclosure on page 9 that you market and sell products using a network of distributors.  However, we did not see any related discussions in your revenue recognition policy regarding how you recognize revenue on shipments to distributors. Accordingly, please describe for us your accounting policy for recognizing revenue on shipments to distributors, including the significant terms of your sales arrangements and any return or price protection rights you grant.  Please also revise future filings to address our concerns.

Response to Comment 1

OTI uses distributors in order to market and sell a relatively small portion of its products. The percentages of revenues from the sale of products to distributors out of the total revenues of OTI, for the years 2007, 2008 and 2009, were 1.3%, 2.1% and 3.4%, respectively.

Our sale arrangements with our distributors do not grant the distributors right of return or any price protection rights. The sale of products to these distributors and payment terms are not contingent on the onward sale of these products by the distributors. Furthermore, based on our experience from previous years with our distributors, such sold products had not been returned by the distributors, all payments had been made in accordance with the terms of payments as set out in the agreements and the distributors had not received any compensation for reduction in prices or any other implied concessions.

Mr. Jeff Jaramillo

October 13, 2010

We recognize the revenues from sales of products to distributors using the same accounting policy for sale of products to others, as described on page F-15 of the company's Annual Report on form 20-F.

In light of the low volume of our sales to distributors, we will reconsider in our future filings the relevancy of such risk factor.

2.
In this regard, we note the disclosure in the second paragraph of your policy that license technology revenue is recognized when “no significant customer acceptance requirements exist.”  Please describe for us the customer acceptance provisions including in your technology license agreements and clarify for how those acceptance provisions impact the timing of your revenue recognition.

Response to Comment 2:

In the reporting periods the percentage of technology license revenues out of the total revenues of OTI, for the years 2007, 2008 and 2009, were 1.1%, 1.2% and 1.7%, respectively.

These technology license revenues are primarily from one customer. The agreement with this customer was entered into in 1998. Under this agreement, OTI licensed its proprietary technology to the customer to be used in the development and manufacturing of the customers' products.  Compensation of this technology license included the receipt of a one-time fee at the amount of US$400,000 paid in 1998, and on-going usage based fee recognized as the underlying products are sold by the licensee, in accordance with the licensee's written reports. The agreement included acceptance requirements only related to the one-time fee which were wholly fulfilled. The usage based fees are not subject to any acceptance. We will clarify our policy in future filings.

Form 6-K filed August 9, 2010

3.
We note that you present a non-GAAP condensed statement of operation and in addition, present your non-GAAP reconciliation in an income statement format.  This format may be confusing to investors as it also reflects several non-GAAP measures, including non-GAAP cost of sales, non-GAAP gross profit, non–GAAP research and development expenses, non-GAAP selling and marketing expenses, non-GAAP general and administrative expenses, non-GAAP amortization of intangible assets, non-GAAP total operating expenses, non-GAAP operating profit, non-GAAP operating profit (loss) before taxes on income, non-GAAP net profit (loss) from continuing operations, non-GAAP net loss from discontinued operation, non-GAAP net profit (loss), non-GAAP net profit (loss) attributable to shareholders, and non-GAAP basic and diluted net profit (loss) attributable to shareholders per ordinary share from continuing operations and from discontinued operations, which have not been described to investors.  In fact, it appears that management does not use these non-GAAP measures but they are shown here as a result of the presentation format.  We additionally note that you are incorporating by reference this Form 6-K into various Securities Act registration statements and are therefore required to provide all the disclosures required by Item 10(e)(1)(i) of Regulation S-K, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented and explain why your believe the measures provide useful information to investors.  Please tell us how your current non-GAAP presentation and discussion complies with Item 10(e)(1)(i) of Regulation S-K.  You may refer to Questions 102.10 and 106.03 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations (C&DIs) update January 15, 2010 available at the SEC website: http;//sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Mr. Jeff Jaramillo

October 13, 2010

Response to Comment 3:

With regard to the Staff comment concerning compliance with Item 10(e)(1)(i) of Regulation S-K, we respectfully advise the Staff that on the cover page of the Form 6-K filed on August 9, 2010 (the "6-K") it was stated that the GAAP financial statements in the 6-K are incorporated by reference. Thus, we deem such Non-GAAP information as not being incorporated by reference into any of the Company’s registration statements. In this regard, we note Question 106.02 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations, where the Staff advised that where a foreign private issuer wishes to incorporate by reference a portion or portions of the press release provided on a Form 6-K, the foreign private issuer could specify in the Form 6-K those portions of the press release to be incorporated by reference. Nonetheless, we included an explanatory paragraph in the 6-K with respect to the use of Non-GAAP Financial Information explaining which items were excluded from the GAAP results and the reasons for doing so, including reference to management use of the Non-GAAP financial measures.

While we believe that our current format of Non-GAAP financial information presentation may be useful for investors, we understand the Staff concern with respect to our presentation of a Non-GAAP condensed statement of operations and Non-GAAP reconciliation in an income statement. In future filings, we will revise our presentation and focus our reconciliations only on those Non-GAAP measures that management uses and wishes to highlight for investors, which currently consists of operating expenses, operating profit or loss, net profit or loss and earnings per share.

Mr. Jeff Jaramillo

October 13, 2010

We acknowledge and understand the following:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Oded Har-Even at (212) 660-5002 or Edwin L. Miller Jr. at (617) 338-2447, both attorneys at Z.A.G/S&W LLP, if you have any questions or require additional information.

Sincerely yours, /s/ Tanir Horn Tanir Horn Chief Financial Officer – On Track Innovations Ltd.